Offering Statement for The Tutelare Corporation

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The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. What is the name of the issuer?

   The Tutelare Corporation

   703 Harts Gardens Ln.

   Fort Collins, CO 80521

Eligibility

2. The following are true for The Tutelare Corporation:

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

   No.

Directors, Officers and Promoters of the Company

4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

   Name
   Rodney Reum

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
08/03/2020	Present	The Tutelare Corporation	Executive Chairman
02/05/2019	Present	Quara Devices Inc.	CEO
07/01/2018	Present	Efficacious Elk Capital Corp.	CFO
04/09/2009	Present	Caballarius Global Holdings Inc.	CEO
06/12/2015	10/19/2020	FABLED SILVER GOLD CORP.	CFO
01/01/2018	Present	Ponderous Panda Capital Corp.	Board Member
01/01/2005	Present	Britec Computing Systems Ltd.	Director
01/01/2018	Present	Veridyne Power Corp.	Director
01/01/2018	Present	Roxcel Cloud Inc	Director

Mr. Reum has 35 years of senior executive leadership of both public and private companies. For over 10 years he has been the chief executive officer of Caballarius Global Holdings Inc., a company specializing in consulting services specializing in corporate financing, structuring and governance. He has been an officer and director of several public companies assisting a number of them in their process to go public. He has also been instrumental in bringing several new technologies from the development stage to market in the alternative energy, military, and law enforcement sectors. Work History: (linkedin.com/in/rod-reum-54a7742)

Name
Vincenzo DePalma

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
02/01/2009	Present	Axiom B.I. MC	President and CEO
05/31/2019	Present	ItaCanTech Inc.	Managing Director
01/01/2013	Present	Three Rivers Resources Ltd.	CEO & Founder
09/05/2020	Present	The Tutelare Corporation	Director

Mr. DePalma brings over twenty-five years of senior management experience to The Tutelare Corporation. He delivers broadly based industry experience and a vital network of some of North America's most respected industry specialists in related vertical markets such as energy & natural resources, engineering, first nations relations, finance, and government relations. Work History: (linkedin.com/in/vincenzo-depalma-817bb660)

Name
Nicolette Keith

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
10/21/2017	Present	2K Services Ltd.	CEO
01/02/2015	Present	Village of Keremeos	CFO
01/01/2018	Present	Ximen Mining Corp	CFO
01/01/2018	Present	GGX Gold Corp.	CFO
01/01/2018	Present	Fort St James Nickel Corp.	CFO
01/01/2019	Present	Golden Dawn Minerals Inc.	CFO
01/01/2018	Present	Ponderous Panda Capital Corp.	Board Member
01/01/2017	Present	2K Services Ltd.	CFO
01/01/2019	Present	Quara Devices Inc.	CFO
07/22/2021	Present	The Tutelare Corporation	CFO

Ms. Keith brings over 25 years of accounting and managerial experience in both the public and private sectors Ms. Keith has acted as Chief Financial Officer of public companies listed on the TSX Venture Exchange and the Frankfurt Exchange as well as held a senior accounting role for a company listed on the New York Stock Exchange. Areas of focus for Ms. Keith will include regulatory reporting, capital management, business process improvements, system optimization, internal controls and management reporting. Ms. Keith earned an Arts and Science Bachelor's degree from the University of Victoria and subsequently obtained the Certified General Accountants (CPA, CGA) designation. Work History: (linkedin.com/in/nicolette-keith-5617b090)

Name
Carlo Rossato

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
07/01/2019	01/21/2019	6238556 Canada Inc.	Administrator
01/22/2019	08/14/2020	ItaCanTech Inc.	CEO
01/01/2009	01/01/2019	Photovoltaic Industries Srl.	CEO
09/05/2020	Present	The Tutelare Corporation	CEO & Director

Carlo has spent over 26 years leading global telecom, aerospace, and security systems products and services. He has extensive experience in general management, programs, product development, engineering, and operations.

Name
Kenneth Reardon

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
11/01/1988	Present	Colorado State University	Professor
06/01/2019	Present	Edoceo Devices	Chief Scientific Officer
01/01/2010	Present	OptiEnz Sensors	CTO
09/29/2020	Present	The Tutelare Corporation	Board Member/Director

Dr. Reardon is a Professor (since 1988) and Jud and Pat Harper Chair of Chemical and Biological Engineering (since 2013) and holds joint appointments in several other programs at Colorado State University, including Cell and Molecular Biology and Biomedical Engineering. In 2010, Dr. Reardon founded OptiEnz Sensors, LLC ("OptiEnz") and remains its Chief Technology Officer. OptiEnz produces biosensors that continuously monitor organic chemicals in aqueous solutions. His research combines sensor development, bioreactor analysis, systems biology, and applied microbiology and microbial ecology. Dr. Reardon received his B.S. degree from the University of Pennsylvania and his Ph.D. from the California Institute of Technology, both in chemical engineering. He is an inventor on eight US patents. Work History: (linkedin.com/in/ken-reardon-8b15a328)

Name
Pasquale Lavacca

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
09/29/2020	Present	The Tutelare Corporation	Board Member/Director
07/01/2019	Present	S3K S.p.A.	President
10/01/2017	Present	ATS Consulting s.a.s.	Senior Partner
03/05/2017	01/01/2019	Carabinieri Corp	General of the Carabinieri Corps.

General (retired) La Vacca, Carabinieri Corp. (Italian Military Police) with 46 years of service. Graduated in law and in internal/external security sciences. Previous experience includes a position as General of the Carabinieri Corps. (2017 - 2019), with responsibility for systems and technologies used for operational activities and investigations, as well as strategic management of armaments and special equipment; also head of the research and development office for the technological support of the Carabinieri Corp.rs Work History: (linkedin.com/in/pasquale-lavacca-51619947)

Name
Valeriano Frappetta

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2003	Present	Systems Development & Support s.r.l.	Micro Wave Design and System Engineer
09/29/2020	Present	The Tutelare Corporation	Implementation Manager

Senior operations and implementation executive with over 10 years of experience in design and implementation and manufacturing electronics products for military markets. Under his direction security surveillance systems have been installed in satellites and government facilities.

Name
Marc Flicker

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
06/01/2011	Present	Ground truth LLC	President & CEO
09/29/2020	Present	The Tutelare Corporation	COO

Experienced Chief Executive Officer skilled in special operations, intelligence, U.S. Department of Defense, government contracting, and military operations. Strong business development professional with a Master's Degree focused in defense studies from King's College London, the University of London and a Master's Degree focused in national security from the naval postgraduate school. Work History: (linkedin.com/in/marc-flicker-b302433)

Name
Yu-Cheng (Mike) Kao

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
06/01/1998	Present	WDM Chartered Professional Accountants,	Partner
01/01/2018	Present	Ponderous Panda Capital Corporation	CFO and Board Member
09/29/2020	Present	The Tutelare Corporation	Vice President, Finance

Mr. Kao is the principal partner of WDM Chartered Professional Accountants, a Vancouver-based CPA firm, and has been a partner with the firm since 1998 and has been with the firm since 1991. WDM provides corporate and personal business advisory, consultancy, audit, accounting, and tax services. WDM is registered with the Canadian Public Accountability Board, (CPAB), and the U.S. Public Company Accounting Oversight Board, (PCAOB), requiring a commitment to maintain the highest standards of professional objectivity, audit quality, and technical excellence. Mr. Kao is a CPA, CGA, and has a Bachelor of Commerce degree from the University of British Columbia. Mr. Kao is also the CFO and board member of Ponderous Panda Capital Corporation (since 2018). Work History: (linkedin.com/in/mike-kao-a3203141)

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

   None of the beneficial owners of the issuer's outstanding voting equity securities, owns 20 percent or more of voting power.

Business and Anticipated Business Plan

6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

   The Tutelare Corporation is developing Wearable & Fixed Weapon Detection ("WFWD") technology, a multi-sensor technology that can be used to detect the presence of weapons and other threats within a crowd of people as well as perform remote body temperature scans to detect threats of infection. Our vision contemplates replacing/complementing the traditional fixed point body scan approach to threat detectors with a multi-sensor area coverage approach with centralized information gathering and sharing and enhanced information on the nature of the threat. The Company's executive management team collectively has over 30 years of experience in defense and in the space industry. Leveraging this experience, our goal is to be able to provide WFWD products and services to enable customers to create safe areas, both for permanent structures such as buildings and transportation hubs as well as temporary event areas. Tutelare, which means to protect in Italian, was formed in 2020 to license WFWD know-how and proprietary technology from ItaCanTech Inc., founded by our Chief Executive Officer Carlo Rossato, and to further develop and commercialize WFWD products using that technology. ItaCanTech has developed a prototype of a wearable WFWD unit that is capable of scanning an area up to 10 meters from the sensor in the unit and in an arc of 45 degrees to detect the presence and shape of objects with metal content, whether concealed or otherwise, and to display the shape of that object through a digital screen or a visor. We intend to develop and commercialize a series of products using the WFWD technology, beginning with the wearable WFWD unit based on our existing prototype and then expanding into threat detection systems consisting of fixed-point sensors and/or wearable units. We expect that our wearable WFWD units and fixed-point wall or pole-mounted WFWD sensors will be able to operate individually or as part of a system coordinated through a centralized control room. Each unit or fixed-point sensor is expected to have detection ranges of between 10 and 50 meters and an arc of minimally 45 degrees. We intend to market our products primarily to public and private organizations, including law enforcement and defense organizations, and, potentially to individuals for home defense purposes. We expect the primary users of our autonomous wearable WFWD's to be bodyguards, security guards, and law enforcement agents. We anticipate that multi-unit/sensor WFWD systems can appeal to event organizers and public and private organizations responsible for building security at such locations as churches, synagogues, government buildings, transportation hubs, schools, malls, and sports stadiums. Our goal is to become the top supplier of area coverage weapons detection technology worldwide. We intend to initially target our marketing efforts to high-profile large events with high-security needs in order to establish our brand and reputation for the quality and effectiveness of our products. We intend to continue to build on these initial successes to create a brand that represents safety, protection, and confidence in its establishment of safe areas.

The Tutelare Corporation currently has 4 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. Material factors that make an investment in The Tutelare Corporation speculative or risky:
   1. We may not be able to develop commercially viable products on the timetable we anticipate, or at all. Currently, we have an exclusive license for certain intellectual property associated with our product and a prototype that we intend to use for testing purposes. Our products may be difficult to scale to a commercially viable level since they must meet expectations that they are equivalent or superior to traditional detection technology in terms of reliability and cost efficiency. We still need to develop and refine the technology to create products that are ready to be manufactured and commercialized. It will be necessary to ensure that our products meet performance goals and cost targets. We need to perform additional laboratory and field testing, and we may encounter problems and delays. If the tests reveal technical defects or reveal that our products do not meet performance goals and cost targets, our commercialization schedule could be delayed as we attempt to devise solutions to the defects or problems. If we are unable to find solutions, our business may not be viable. Additionally, we cannot assure you that at the time we complete the development of our products, they will be competitive either from a technology standpoint or a cost standpoint with then existing threat detect technology. If they are not, our business would not be viable. It may be difficult to scale to a commercially viable level since the product must meet expectations that they are equivalent or superior to traditional detection technology in terms of reliability and cost efficiency.
   2. We may not be able to successfully execute our business plan. In addition to the requirement to successfully develop the technology for commercially viable products, we must also raise significant amounts of capital, foster relationships with key suppliers, and attract customers. There is no guarantee that we will be able to achieve or sustain any of the foregoing within our anticipated timeframe or at all. We may exceed our budget, encounter obstacles in research and development activities, or be hindered or delayed in implementing our commercialization plans, any of which could imperil our ability to secure customer contracts and begin generating revenues. In addition, any such delays or problems would require us to secure additional funding over and above what we currently anticipate we require to sustain our business, which we may not be able to raise.
   3. We may not be able to raise enough capital to commercialize our product and begin generating revenue. If we fail to raise at least $5,000,000 we may not have sufficient funds to commercialize any of our product lines and begin generating revenue. There is no assurance that we will be able to secure this financing either in this offering or in the future and if we fail to do so, we will not have a viable business. Furthermore, to expand our product lines in the future, we will need to raise additional capital, and if we are unable to raise the capital on acceptable terms, we may be unable to expand our business and be hindered in our growth.
   4. Our ability to raise capital and to commercialize our products may be materially impacted by the COVID-19 pandemic. The full impact on the economy and the capital markets in the United States and the rest of the world from the COVID-19 pandemic are uncertain, both in terms of scale and duration. The high level of volatility in the capital markets may make it difficult to raise funds, especially for early stage companies that involve higher risk. If we can raise sufficient funds to begin the work of commercializing our products, we may have difficulty securing supplies needed or manufacturing and distribution partners. The impact of social distancing measures and related workforce reductions may negatively impact the ability of suppliers to deliver us the components we need for manufacturing or the ability of any of our potential partners to operate effectively to meet our requirements. In addition, many of the third parties that we would rely on for production and distribution are likely to be highly engaged in manufacturing products aimed at combatting the pandemic by manufacturing testing supplies and equipment, medical equipment and/or potential treatments. Finally, the pandemic has had a significant adverse impact on the number of and attendance at public events and other large gatherings which are a key venue for our products and potential customers may not have the financial resources to invest in our technology. We cannot assure you that, should we raise sufficient funds, we will be able to contract

with suppliers, manufacturing partners, or distribution partners or customers at a level that would allow us to achieve profitability, or at all.

5. We are an early stage company with a limited operating history. The company was formed on August 3, 2020. Accordingly, we have a limited history upon which an investor can evaluate our performance and prospects. Our activities to date have focused on acquiring an exclusive license to the underlying intellectual property necessary to develop our products on research and development activity to create prototypes of our devices and as a result, we have incurred only net losses since our inception. Our financial statements do not reflect any operating revenues. We cannot assure you that we will be able to generate revenues or profits in the foreseeable future.

6. We may not be able to effectively manage our growth, and any failure to do so may have an adverse effect on our business viability. We intend to use the proceeds of this offering to help us achieve commercialization of our products for the wearable and fixed detection of weapons. We have no experience in producing these products and may face significant challenges in developing, staffing, and managing the production of these products reliably and efficiently on a high-volume, low-cost basis. Manufacturing a sophisticated high-tech product with exacting specifications requires expertise and experience which we currently do not have and may have difficulty in securing. In addition, our future operating results will depend on our ability to effectively build and manage supplier and customer relationships across a broad geographic footprint. Managing growth is made more difficult by the fact that we currently have no corporate offices or permanent physical locations and, therefore, our senior management team generally coordinates through electronic communications and by phone. Our failure to effectively manage our growth could negatively impact our business results and prospects as well as our reputation.

7. The weapons detection market is complex and competitive. We will compete with other companies that are developing or have developed detection products or methods designed to exploit similar markets to those in which we intend to penetrate. Many of these other companies have substantially greater resources than we do. We cannot assure you that developments by other companies will not adversely affect the competitiveness of our products. The weapons detection industry is also characterized by extensive research efforts and rapid technological change. Competition can be expected to increase as technological advances are made. Our competitors may use different technologies or approaches to develop products like the products which we are seeking to develop or may develop new or enhanced products or processes that may be more effective and less expensive. We may not be able to market our products to compete successfully in the existing competitive environment. New developments may render the company's products obsolete or uneconomical. Competition in all these forms may impede the company's ability to produce and sell a commercially viable product or be disadvantaged in some other manner which could materially impact the company's business prospects.

8. We expect to be highly dependent on third party suppliers and contractors. We expect to rely heavily on suppliers and manufacturing partners to produce the necessary technology and components for our devices. Due to the complexity of the technology in our devices, our suppliers and manufacturing partners require a high level of expertise and will need to meet strict quality standards. We have established good working relationships with prospective partners; however, if we are unable to secure contracts with qualified suppliers and manufacturing partners, or if any contract is terminated for reasons outside of our control, it may be difficult for us to find new suppliers or contractors that are able to meet these standards and our business and reputation would suffer. Furthermore, to the extent that any of our suppliers provides us with products components that prove to be defective or fail to meet our specifications, or there are failures in manufacturing our devices by a third party, our business and reputation will also likely suffer.

9. Adverse regulatory or policy changes could have a material impact on our business. Our business is premised on our artificial intelligence, a multi- sensor detection platform that relies on aspects of artificial intelligence, and being able to meet any applicable

regulations and policies in our target markets. If our products become subjected to new regulatory oversight or the regulatory framework in our target these markets becomes more restrictive to the point where our products are unable to meet these more restrictive standards, the company will have difficulty in selling its products and potential customers may seek alternative technologies altogether and our business may not succeed.

10. If we fail to effectively protect our intellectual property, our business may suffer. We currently have no patent protection for our intellectual property. We will rely on patents pending to protect our intellectual property, including intellectual property we have licensed from ItaCanTech that is the basis for our products. We intend to apply for patent protection once we receive sufficient funding, however, there is no assurance that, at the time of application, others will not have filed for or obtained patents that would block our ability to obtain patent protection. We also cannot assure you that any patents will be issued to us with the desired breadth of claim coverage or at all. The failure to obtain patents for our current technology or any future technology could materially impair our business prospects or, in the case of future development, impair our ability to expand our product lines into other markets. If any patents are granted, they will, as is generally the case with patents, be subject to uncertainty with respect to their validity, scope and enforceability and thus we cannot guarantee you that our patents, or any patents that we may license from third parties, will not be invalidated, circumvented, challenged, or become unenforceable. In cases where the company must license intellectual property from third parties, there is no guarantee that the company will be able to do so on acceptable terms.

11. Some of our proposed proprietary processes, technologies, and know-how are also not under patent protection. Although we intend to seek such patent protection where possible and in the best interests of the company, in some cases we must rely on the law of trade secrets to protect our intellectual property. Although we have and will continue to enter into contractual provisions to protect our intellectual property and trade secrets, accordingly, there is a risk that such information trade secrets may be disclosed to others, including competitors. We may not have the financial resources to enforce these provisions or adequate remedies for any breach. This risk also applies to confidentiality agreements and inventors' rights agreements with our strategic partners and employees. There is no assurance that these agreements will not be breached, that we will have adequate remedies for any breach, or that contract counterparties, such persons or institutions will not assert rights to intellectual property underlying our products, processes or technologies arising out of these relationships. While we have applications for trademarks for Tutelare, and for our product brands, we do not have a trademark for our company name. Finally, effective patent, trade secret, trademark, and copyright protection may be unavailable, limited or not applied for in certain countries.

12. We may be subject to allegations of infringement of other parties' intellectual property, or conversely, be forced to sue those who infringe our intellectual property. Such litigation is usually costly, time-consuming, and would divert resources away from the company. If we lose such lawsuits, we may be compelled to pay damages or to cease development, manufacture, use or sale of the infringing product or trademark.

13. Our business and its prospects for success are dependent on key personnel. We will rely on key personnel in management, research and development, operations, manufacturing, and marketing who are not easy to recruit and retain, especially in the artificial intelligence and security industry, life sciences industry which requires a high level of expertise. We believe that we have and will continue to offer key personnel competitive compensation packages, but we cannot assure you that our key personnel will remain with the company or that we will be able to hire additional personnel with the correct skill sets and qualifications in the future. We do not maintain any key person insurance and the loss of any of our key personnel could significantly impair our ability to establish a viable business.

14. In addition, our key personnel are serial entrepreneurs. It is possible that some, if not all, of our key personnel may exit the business within the next three years. In the event one or more of our key personnel exit the business the company may experience financial loss, disruption to our operations and technology development,

damage to our brand and reputation and if any departing person joins a competitor, a weakening of our competitive position.

15. We may be subject to significant product liability claims as product malfunction is always a possibility if our products fail to perform properly. Because our products are intended to protect against threats of violence, any failure by our products to detect those threats could result in claims against us for serious injury or death. We do not currently have insurance coverage protecting us from such circumstances, although we would expect to secure insurance coverage prior to product delivery. Regardless, depending on the magnitude of the damage, any product failure of these occurrences could lead to civil lawsuits for which our insurance policies may not be adequate or available, and in certain cases, may even lead to criminal sanctions. We may be forced to pay significant damages, curtail operations, or shut down, which could have a material adverse effect on our business, our prospects and our reputation.

16. Since most of our officers and directors are located outside of the United States, it may be difficult to enforce any United States judgment for claims brought against such officers and directors. Although our company is organized under the laws of Wyoming, our executive offices are located in Canada and most of our officers and directors are residents of either Canada or Italy. Enforcing a judgment obtained in the United States against a person located outside of the United States will be dependent on foreign courts recognizing the U.S. judgement. The process is cumbersome and in some cases has prevented the enforcement of judgments. It may also be impossible to affect service of process within the United States on the company's non-U.S. officers and directors or to enforce against these persons any judgments in civil and commercial matters, including judgments under United States federal securities laws. In addition, a Canadian or Italian court may not permit an original action in Canada or Italy, respectfully, or enforce a judgment of a United States court based on civil liability provisions of United States federal securities laws.

17. Our CEO is free to devote time to other ventures and shareholders may not agree with his allocation of time. Although we expect our CEO will devote a substantial amount of time to the management and operation of the company's business, he is not contractually required work on a full time basis, nor is he restricted from engaging in other business interests and activities in addition to those relating to the company. These activities may divert our CEO's attention away from our business.

18. We have identified a significant deficiency in our internal controls over financial reporting. Ensuring that we have adequate internal financial and accounting controls and procedures in place to produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. Our management has identified a significant deficiency in our internal controls primarily due to a lack of segregation of duties because of a limited number of personnel. While management is working to remediate the deficiencies, there is no assurance that such changes, when economically feasible and sustainable, will remediate the identified deficiencies or that the controls will prevent or detect future significant deficiencies. If we are not able to maintain effective internal control over financial reporting, our financial statements, including related disclosures, may be inaccurate, which could have a material adverse effect on our business. We may discover additional deficiencies in our internal financial and accounting controls and procedures that need improvement from time to time.

19. Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with United States generally accepted accounting principles. Management does not expect that our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the company will have been detected.

20. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

21. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a liquidation event occurs.

22. You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

23. The company is authorized to issue an unlimited number of shares without amending its Articles of Incorporation or requesting the consent of its shareholders, including you. The company can decide to issue more shares without notifying you. If that happens your ownership of the company will be diluted. As of the initial date of this Offering the company has issued 29,140,000 shares of Common Stock and an additional 8,474,576 shares of Common Stock have been authorized for the purpose of this Offering.

24. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

25. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

26. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein.

This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

27. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

28. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

29. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

30. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

31. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

32. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

33. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

34. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

The Tutelare Corporation ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $5,000,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. What is the purpose of this offering?

   We anticipate that expenditures for commercialization of our products and related components will include development of a production version of the prototype, operational protocols, testing and customer feedback dependent tasks. To achieve these goals, we will need to: Phase 1 (1 month): Lease office and lab space; Finalize hires of our identified additional staff and partner organizations, in the areas of artificial intelligence, communications technology and radio frequencies for the ongoing development and enhancement of our technology; Purchase and install office and lab equipment; Initiate product engineering (safety, container, packing, etc.); Acquire electromagnetic emissions certifications for specialty electrical equipment. Phase 2 (2-6 months): Finalize development of the wearable WFWD unit; Start to develop the WFWD Advanced Detector System, including the fixed-point sensors and all related control room hardware and software.

9. How does the issuer intend to use the proceeds of this offering?

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$245,000
Compensation for managers	$0	$280,000
Sensor development	$0	$1,400,000
AI development	$0	$1,500,000
Software development	$0	$600,000
Marketing and sales	$0	$400,000
Administrative and general	$9,510	$575,000
Total Use of Proceeds	**$10,000**	**$5,000,000**

10. How will the issuer complete the transaction and deliver securities to the investors?

    In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and The Tutelare Corporation must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. How can an investor cancel an investment commitment?

    You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. Can the Company perform multiple closings or rolling closings for the offering?

    If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. Describe the terms of the securities being offered.

    We are issuing Securities at an offering price of $0.60 per share.

14. Do the securities offered have voting rights?

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. Are there any limitations on any voting or other rights identified above?

    You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. How may the terms of the securities being offered be modified?

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	37,473,333	29,140,000	Yes	

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Option Pool 1	Exercise Price: $0.25 Expiration Date: September 29, 2030	1,675,000
Option Pool 2	Exercise Price: $2.50 Expiration Date: September 29, 2030	1,675,000
Options reserved for Equity Incentive Plan		1,021,000

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

    The value of your investment may be diluted if the company issues additional options or shares of Common Stock. Our Articles of Incorporation provides that we can issue an unlimited number of shares of our Common Stock, whether in a subsequent offering, in connection with an acquisition or otherwise. We have granted 3,350,000 options under our Stock Option Plan. Our Stock Option Plan reserves for issuance a number of shares equal to 15% of the number of shares of Common Stock that are issued, or 4,371,000 shares of Common Stock currently, which amount will increase as a result of this offering. We may in the future increase the number or percentage of shares reserved for issuance under this plan or adopt another plan. The issuance of additional shares of Common Stock, or additional option grants under our Stock Option Plan or other stock-based incentive program may dilute the value of your holdings. The company views stock-based incentive compensation as an important competitive tool, particularly in attracting both managerial and technological talent.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

The Company has granted a perpetual waiver of the transfer restrictions listed in the BYLAWS OF THE TUTELARE CORPORATION for all Securities sold in this Offering.

20. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

The Company's bylaws can be amended by the shareholders of the Company, and Directors can be added or removed by Shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the company.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

At issuer's discretion.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

As the holder of a majority of the voting rights in the company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. What are the risks to purchasers associated with corporate actions including:

- additional issuances of securities,
- issuer repurchases of securities,
- a sale of the issuer or of assets of the issuer or
- transactions with related parties?

The issuance of additional shares of our common stock will dilute your ownership of the company. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. Describe the material terms of any indebtedness of the issuer:

Creditor(s):	Rodney Reum
Amount Outstanding:	$40,000
Interest Rate:	0.0%
Maturity Date:	Payable On Demand
Other Material Terms:	

    Accrued compensation payable for consulting services rendered.

Creditor(s):	Nicolette Keith
Amount Outstanding:	$30,000
Interest Rate:	0.0%
Maturity Date:	Payable On Demand
Other Material Terms:	

    Accrued caomple payable for consulting services rendered.

25. What other exempt offerings has The Tutelare Corporation conducted within the past three years?

Date of Offering:	08/2020
Exemption:	Regulation S
Securities Offered:	Common Stock
Amount Sold:	$1,500
Use of Proceeds:	Incorporation expenses

Date of Offering:	12/2020
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	Common Stock
Amount Sold:	$30,000

Use of Proceeds:	Legal and consulting fees
Date of Offering:	12/2020
Exemption:	Regulation S
Securities Offered:	Common Stock
Amount Sold:	$210,000
Use of Proceeds:	Consulting and marketing fees
Date of Offering:	12/2020
Exemption:	Rule 701
Securities Offered:	Common Stock
Amount Sold:	$80,000
Use of Proceeds:	Stock-based compensation.
Date of Offering:	12/2020
Exemption:	Rule 701
Securities Offered:	Common Stock
Amount Sold:	$520
Use of Proceeds:	Stock-based compensation
Date of Offering:	03/2021
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	Common Stock
Amount Sold:	$10,000
Use of Proceeds:	Consulting and marketing fees.
Date of Offering:	03/2021
Exemption:	Regulation S
Securities Offered:	Common Stock
Amount Sold:	$57,000
Use of Proceeds:	Consulting and marketing fees.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
   1. any director or officer of the issuer;
   2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
   3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
   4. any immediate family member of any of the foregoing persons.

Yes.

If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
ItaCanTech Inc	Entity owned by Carlo Rossato, the CEO and other related parties	Future Royalty Payments	$40,000
Rodney Reum	Executive Chairman	Accrued compensation	$40,000
Nicolette Keith	CFO	Accrued compensation	$30,000

Financial Condition of the Issuer

27. Does the issuer have an operating history?

Yes.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The Tutelare Corporation is a new company created on August 3, 2020. The company is still in the pre-revenue stage. Our total operating expenses for the period from August 3, 2020 (inception) to December 31, 2020, amounted to $244,131, which resulted in a $244,131 net loss. With this raise, we plan to allocate a higher percentage of our expenditures to AI development and sensor development. We believe these activities will result in the traction we will need to court venture capital funding. In 2020, the Company granted 3,350,000 stock options under the Tutelare Corporation 2020 Stock Option Plan to various advisors and employees with exercise prices ranging from $0.25 - $2.50 per share. The granted options had a weighted average exercise price of $1.38, expire in ten years, and vest quarterly over two years. The total grant date fair value of option grants in 2020 was approximately $4,000. On January 5, 2021, the Company licensed from ItaCanTech Inc. an exclusive right in all territories and for all fields to the patent rights and know-how relating to technology known as Wearable and Fixed Weapons Detection (WFWD) for the detection of concealed weapons. The Company will pay royalties ranging from 3% to 4% based on the volume of annual net sales. The Company will be subject to minimum royalty payments beginning in 2023 of $5,000 and $10,000 beginning in 2025. The Company has also agreed to milestone payments based on net sales ranging from $10,000 to $1,000,000. On March 31, 2021, the Company issued 1,340,000 common shares at $0.05, each, for total cash proceeds of $67,000. Our Articles of Incorporation state that the Company is authorized to issue an unlimited number of shares. Subsequent to December 31, 2020, the company reduced related party payables with payments totaling $20,000. As of the initial date of this Offering, $70,000 in related party payables remains outstanding.

Financial Information

29. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.

See attachments:

CPA Audit Report: auditreport.pdf

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20

percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
    1. in connection with the purchase or sale of any security?
    2. involving the making of any false filing with the Commission?
    3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
    1. in connection with the purchase or sale of any security?;
    2. involving the making of any false filing with the Commission?
    3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
    1. at the time of the filing of this offering statement bars the person from:
        1. association with an entity regulated by such commission, authority, agency or officer?
        2. engaging in the business of securities, insurance or banking?
        3. engaging in savings association or credit union activities?
    2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
    1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
    2. places limitations on the activities, functions or operations of such person?
    3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

    If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the

Investment Advisers Act of 1940 or any other rule or regulation thereunder?
2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

The Tutelare Corporation answers 'NO' to all of the above questions.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Video Transcript: Violent crimes and mass shootings continue to rise. Concealing a weapon gives Criminals and potential Mass Murderers the advantage. Security personnel are mostly powerless because they are effectively blind to it – forcing them to react to situations, rather than prevent them. This Violence Has To Stop It's time to turn the tide against those who set out to harm us. The Tutelare Corporation has exclusive technology to help Law Enforcement do their job better and safer. We serve a worldwide security market forecasted to exceed $606 Billion by 2024. Municipal, state, and federal governments are scrambling to solve the growing epidemic of violence. From schools to churches, shopping malls, airports, city centers and sports stadiums; they need to ensure our communities are safe. We all want peace of mind– so how can we start to take back control? By making proven, top military radar and missile guidance technology available to the security industry. The Tutelare Corporation's wearable and fixed weapon detection systems can see threats before they happen. We provide the opportunity to stop potential aggressors in their tracks and protect innocent lives. Our systems are designed to identify knives, handguns, assault rifles and even explosives with trackable pinpoint accuracy. As much as "x-ray vision" may sound like science-fiction – this technology exists today. Investing in Tutelare will enable us all to feel safe in our own streets, venues, and lives. Join Forces with The Tutelare Corporation – Let's See Threats Before They Happen

The following documents are being submitted as part of this offering:

Governance:

Certificate of Incorporation: certificateofincorporation.pdf

Corporate Bylaws: corporatebylaws.pdf

Opportunity:

Offering Page JPG: offeringpage.jpg

Ongoing Reporting

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:

Once posted, the annual report may be found on the issuer's web site at: https://www.tutelarecorp.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.